UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Loews Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

540424-10-8
(CUSIP Number)

Barry L. Bloom 655 Madison Avenue, 11th Floor New York, NY 10065-8068 (212) 521-2930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 540424-10-8	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
James S. Tisch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,455,986

	8	SHARED VOTING POWER
4,500,915

	9	SOLE DISPOSITIVE POWER
12,455,986

	10	SHARED DISPOSITIVE POWER
4,500,915

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,956,901

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended by deleting the text thereof in its entirety and replacing it with the following:

As of September 15, 2022, Mr. Tisch beneficially owned a total of 16,956,901 shares of Common Stock of the Issuer, including 422,287 shares held by him; 11,944,285 shares held by trusts of which he is trustee; 3,560,915 shares held by his wife or trusts of which his wife is trustee; 940,000 shares held by a charitable foundation of which he is a director; 43,025 shares issuable upon the exercise of stock appreciation rights (SARs) that are currently exercisable; and 46,389 shares underlying vested restricted stock units (RSUs) of which he deferred receipt that could be delivered to him within 60 days of September 15, 2022 if his service with the Issuer were to terminate as of that date. The total number of shares beneficially owned by Mr. Tisch constituted approximately 7.1% of the 238,696,830 shares of Common Stock of the Issuer outstanding on September 15, 2022, according to information provided by the Issuer.

Mr. Tisch had sole voting and dispositive power over 422,287 shares held by him and 11,944,285 shares held by trusts of which he is trustee and would have sole voting and dispositive power over 43,025 shares he had the right to acquire upon exercise of SARs if he had exercised them and 46,389 shares underlying vested RSUs if he were to receive them. Mr. Tisch may be deemed to have shared voting and dispositive power over 3,560,915 shares held by his wife or trusts of which his wife is trustee and 940,000 shares held by a charitable foundation of which he is a director.

During the 60 days preceding the filing of this statement, the only transactions in the Common Stock of the Issuer engaged in by Mr. Tisch were as follows: on September 14, 2022, trusts of which Mr. Tisch or his wife is trustee made scheduled intra-family distributions totaling 1,346,166 shares of Common Stock, which in each case did not change Mr. Tisch’s beneficial ownership.

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 2022
	By:	/s/ James S. Tisch
James S. Tisch

Page 4 of 4 Pages